                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. )(1)

                      TRANS WORLD ENTERTAINMENT CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    89336Q100
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 12, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |x|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10                    13D                                 Page 2


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.0%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

------------
(1) Based on 31,269,111 shares of common stock of Trans World Entertainment Corporation (the "Issuer") outstanding at November 30, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008 filed with the Securities and Exchange Commission on December 11, 2008.

CUSIP No. 89336Q10                    13D                                 Page 3


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,066,173(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,355,629(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,066,173(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,355,629(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,799(3)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 6.0%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IA
--------------------------------------------------------------------------------
------------
 (2) Because Riley Investment Management LLC has sole investment and voting power over 1,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 1,065,173 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 1,355,629 shares of Common Stock held by its investment advisory clients, 822,626 of which are held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89336Q10                    13D                                 Page 4

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         114,135
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           114,135
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 114,135
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.4%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) BD
--------------------------------------------------------------------------------

CUSIP No. 89336Q10                    13D                                 Page 5

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co. Retirement Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         34,148
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           34,148
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 34,148
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 0.1%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) EP
--------------------------------------------------------------------------------

CUSIP No. 89336Q10                    13D                                 Page 6

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,213,356(4)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,357,729(5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,213,356 (4)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,357,729(5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,038,082(5)
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 6.5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
------------

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 1,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 1,065,173 shares held in managed accounts by its investment advisory clients. Includes 34,148 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee. Includes 112,035 shares held by B. Riley & Co., LLC over which Mr. Riley has sole voting and dispositive power. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 1,000 shares held by Mr. Riley's children.

(5) Riley Investment Management LLC has shared voting and dispositive power over 1,355,629 shares of Common Stock held by its investment advisory clients, 822,626 of which are held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. Includes 2,100 shares held by B. Riley & Co., LLC. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 89336Q10                    13D                                 Page 7


ITEM 1.       SECURITY AND ISSUER


              Common Stock ("Common Stock") of Trans World Entertainment Corporation (the "Issuer")
              38 Corporate Circle
              Albany, New York 12203


ITEM 2.       IDENTITY AND BACKGROUND
         (a) (i) Riley Investment Partners Master Fund, L.P. (Cayman
                    Islands limited partnership)
                  Riley Investment Management LLC (Delaware limited liability company)
                  Bryant Riley (individual residing in California)
             (ii) B. Riley & Co., LLC (Delaware limited liability company)
                  B. Riley & Co. Retirement Trust
         (b) Address of Principal Business Office or, if none, Residence
             (i)  11100 Santa Monica Blvd.
                  Suite 810
                  Los Angeles, CA 90025
             (ii) 11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

         (c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. ("RIP"). RIM is the investment advisor to other clients pursuant to investment advisory agreements. Mr. Riley is the trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Mr. Riley is the sole indirect equity holder and Chairman of B. Riley & Co., LLC ("BRC").

         (d) N/A

         (e) N/A

         (f) United States

ITEM 3.       SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of funding for the purchase of Common Stock was the general working capital of the respective purchasers. Some of the shares are held in margin accounts together with other securities, and part of the purchase price of such shares may have been purchased through margin borrowing.

CUSIP No. 89336Q10                    13D                                 Page 8


ITEM 4.       PURPOSE OF THE TRANSACTION

                  The Reporting Persons acquired Issuer's securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

                  On January 12, 2009, Mr. Riley was appointed to the Board of Directors of the Issuer.

                  The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

         (b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

         (c) In the ordinary course of business, BRC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. The following are the other transactions in the past 60 days.

CUSIP No. 89336Q10                    13D                                 Page 9

TYPE                              TRAN CODE      QUANTITY       PRICE   TRADE DATE
BRC (including managed account)   SL               25,000        2.05   11/14/2008
                                  SL               65,135        1.67   11/20/2008
                                  SL               95,135        1.59   11/21/2008   *
                                  BY               95,135        1.59   11/21/2008   *
                                  BY               65,135        1.59   11/24/2008   *
                                  SL               65,135        1.59   11/24/2008   *
                                  BY                5,000        1.25   12/19/2008
                                  BY                5,000         1.2   12/19/2008
                                  BY                5,000        1.09   12/26/2008
                                  BY                2,500        1.15   12/30/2008
                                  BY                  510         1.1   12/30/2008
                                  BY                  379        1.05   12/31/2008
                                  BY                  300        1.07   12/31/2008
                                  BY                1,400        1.06   12/31/2008
                                  BY                5,000        1.31   12/31/2008
                                  BY                  200        1.03   12/31/2008
                                  BY               15,000      1.2222   12/31/2008
                                  BY                1,869        1.07    1/5/2009
                                  BY               12,500         1.1    1/5/2009
                                  BY                  100        1.27    1/6/2009
                                  BY                  100        1.28    1/6/2009
                                  BY                  200         1.3    1/6/2009
                                  BY               11,900        1.27    1/6/2009
                                  BY                1,286        1.26    1/6/2009
                                  BY                5,800        1.28    1/6/2009
                                  BY                1,408        1.26    1/6/2009
                                  BY                5,000         1.1    1/9/2009
                                  BY              305,000        1.67   11/20/2008
Investment Advisory Clients       SL              440,697        1.67   11/20/2008
                                  BY                3,029      1.4359   11/25/2008
                                  BY                8,035      1.4929   11/26/2008
                                  BY                5,000      1.3227   12/9/2008
                                  BY                5,496      1.3147   12/10/2008
                                  BY                5,300      1.2692   12/11/2008
                                  BY                  700      1.1743   12/12/2008
                                  BY                2,000        1.26   12/15/2008
                                  BY               10,964      1.2182   12/16/2008
                                  BY               37,500        1.25   12/19/2008
                                  SL              227,200        1.25   12/19/2008
                                  BY              234,060        1.15    1/5/2009    *
                                  SL              234,060        1.15    1/5/2009    *
                                  SL              103,338      1.0176   1/13/2009    *
                                  BY              103,338      1.0176   1/13/2009    *
         *Crosses between accounts

          (d) RIM's advisory clients are entitled to any dividends or proceeds paid with respect to stock held by such persons.

         (e) Not applicable.

CUSIP No. 89336Q10                    13D                                Page 10


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The relationships between Mr. Riley, RIM, RIP, BRC and BRCRT are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients is described under Item 2(c) above.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              NONE

CUSIP No. 89336Q10                    13D                                Page 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2009

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC, its
                                         General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member

                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman

                                     B. Riley & Co. Retirement Trust


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley